Aethlon Medical, Inc.

9365 Granite Ridge Drive, Suite 100

San Diego, California 92123

August 1, 2019

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Thomas Jones
Tim Buchmiller

Re:	Aethlon Medical, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-231397)

Acceleration Request

Requested Date:	August 1, 2019
Requested Time:	1:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 1:00 P.M. Eastern Time on August 1, 2019 or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Julie Robinson of Cooley LLP at (858) 550-6092.

Very truly yours,

Aethlon medical, Inc.

/s/ James B. Frakes

James B. Frakes

Chief Financial Officer